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                                                                EXHIBIT 12.2
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollar amounts in thousands)



                                     Three Months Ended
                                          March 31,                               Year Ended December 31,
                                -------------------------     ---------------------------------------------------------------
                                    2001         2000             2000         1999         1998         1997         1996
                                -----------  -----------      -----------  -----------  -----------  -----------  -----------
Net Earnings from Operations    $    59,842  $    60,872      $   236,221  $   161,570  $   102,936  $    38,832  $    79,384

Add:
     Interest Expense                39,382       41,986          172,191      170,746       77,650       52,704       38,819
                                -----------  -----------      -----------  -----------  -----------  -----------  -----------

Earnings as Adjusted            $    99,224  $   102,858      $   408,412  $   332,316  $   180,586  $    91,536  $   118,203
                                ===========  ===========      ===========  ===========  ===========  ===========  ===========

Combined Fixed Charges and
  Preferred Share Dividends:
     Interest Expense           $    39,382  $    41,986      $   172,191  $   170,746  $    77,650  $    52,704  $    38,819
     Capitalized Interest             8,069        4,183           18,549       15,980       19,173       18,365       16,138
                                -----------  -----------      -----------  -----------  -----------  -----------  -----------

         Total Fixed Charges         47,451       46,169          190,740      186,726       96,823       71,069       54,957

  Preferred Share Dividends          11,432       14,405           56,763       56,835       49,098       35,318       25,895
                                -----------  -----------      -----------  -----------  -----------  -----------  -----------

Combined Fixed Charges and
  Preferred Share Dividends     $    58,883  $    60,574      $   247,503  $   243,561  $   145,921  $   106,387  $    80,852
                                ===========  ===========      ===========  ===========  ===========  ===========  ===========

Ratio of Earnings, as Adjusted
  to Combined Fixed Charges and
  Preferred Share Dividends             1.7          1.7              1.7          1.4          1.2          (a)          1.5
                                ===========  ===========      ===========  ===========  ===========  ===========  ===========


(a) Due to a one-time, non-recurring, non-cash charge of $75.4 million relating to the costs incurred in acquiring the management companies from a related party earnings were insufficient to cover combined fixed charges and preferred share dividends for the year ended December 31, 1997 by $14.9 million.







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